EXHIBIT 20













PURCHASE, NEW YORK (February 6, 1996) -- PepsiCo, Inc. today announced results for the fourth quarter and full year ended December 30, 1995. Excluding the previously announced initial, noncash charge from the adoption of SFAS 121, a required accounting change, earnings per share were $0.70 for the fourth quarter and $2.48 for the full year. SFAS 121 is described at the end of the release. The following explanation of fourth quarter and full year results is based on ongoing earnings as shown below:



                                      Summary of 1995 Operating Performance
                                            ($MM except per share data)

                                                   Q4                                FY
                                     -------------------------------    ------------------------------

                                   ------------ ------------ ------- ------------ ------------- ------
                                      1995         1994                 1995          1994
                                        $            $         %          $            $          %
                                        -            -         -          -            -          -
                                   ------------ ------------ ------- ------------ ------------- ------
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
Net Sales                                 9,251        9,122       1       30,421        28,472      7
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
Net Income                                  181          513    (65)        1,606         1,752    (8)
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
Reported EPS                               0.22         0.64    (66)         2.00          2.18    (8)
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
     BAESA Gain                             N/A          N/A     N/A          N/A        (0.02)    N/A
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
     Accounting Changes                    0.48          N/A     N/A         0.48          0.04    N/A
                                           ----          ---                 ----          ----
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
---------------------------------- ------------ ------------ ------- ------------ ------------- ------
Ongoing EPS                                0.70         0.64       9         2.48          2.20     13
---------------------------------- ------------ ------------ ------- ------------ ------------- ------


     [Note: The impact of one less week in 1995 on sales and earnings is described more fully at the end of this release and is detailed in the attachments. Volume trends are reported on a comparable basis and are not affected by the shorter reporting period.]


Wayne Calloway, PepsiCo Chairman and Chief Executive Officer, said, "We had a terrific year in 1995 and that has set the stage for an even better 1996. Our businesses showed remarkable strength, generating a healthy 13 percent increase in ongoing earnings per share, despite some big challenges - including a huge currency devaluation in Mexico, our largest international market, and the fact that, for reporting comparisons, we had one less week this year. In fact, looking at a comparable number of weeks, we would have posted 15 percent growth in earnings per share for the year due, in large part, to earnings growth of more than 20 percent by our businesses outside of Mexico.

"These solid operating results helped our overall cash picture, but the big cash story was in restaurants where we generated a favorable increase of about $500 million in cash compared to last year.

"With this kind of financial strength, we're very optimistic about 1996 and remain committed to using some of our excess cash to buy at least one to two percent of our outstanding stock each year over the next several years."


BEVERAGES

                                               Summary of 1995 Ongoing Beverage Results
                                                               ($MM)

                                   Q4                                            FY
                  --------------------------------------     -------------------------------------------
                      Sales          Profits        Vol          Sales           Profits          Vol
---------------- -------- ------ -------- ------ --------- ---------- ------ ---------- ------ -----------
                    $       %       $       %       %          $        %        $        %        %
---------------- -------- ------ -------- ------ --------- ---------- ------ ---------- ------ -----------


---------------- -------- ------ -------- ------ --------- ---------- ------ ---------- ------ -----------
U.S.               2,042      5      269      1         3      6,977      7      1,145     12           4
---------------- -------- ------ -------- ------ --------- ---------- ------ ---------- ------ -----------
---------------- -------- ------ -------- ------ --------- ---------- ------ ---------- ------ -----------
Int'l              1,056      7       34    100         5      3,571     14        226     16           8
                   -----              --                       -----               ---
---------------- -------- ------ -------- ------ --------- ---------- ------ ---------- ------ -----------
---------------- -------- ------ -------- ------ --------- ---------- ------ ---------- ------ -----------
      Total        3,098      5      303      7       N/A     10,548      9      1,371     13         N/A
---------------- -------- ------ -------- ------ --------- ---------- ------ ---------- ------ -----------

     [Note:  Volume is measured by systemwide  bottler case sales (BCS) of Pepsi
Corporate brands. The quarter includes the months of September, October, November and December, a practice consistent with prior years.]

                                        -2-

"Our beverage segment had an excellent year," said Mr. Calloway. "In the United States, despite the highest annual increase in retail prices in the soft drink industry since the late `80's, we were able to grow volume by a very solid four percent - on top of a six percent gain last year. We achieved this, in part, by offering the consumer exciting packaging options like 20 oz. plastic bottles and "The Cube", a 24-can package.

"Our international beverage business also showed great strength. Our international volume grew eight percent despite the weak economy in Mexico, a country which accounted for almost 20 percent of our international volume last year. We also began to see the results of our investments in high-potential emerging markets. For example, we regained cola share leadership in key Eastern European markets, like Hungary and Poland. We also jumped to a 40 percent market share in India and almost doubled our volume in Brazil. In summary, our global beverage business is well positioned for continued strong growth, in both the U.S. and international markets."

Fourth Quarter
The five percent increase in U.S. sales was primarily driven by price increases initiated in the first quarter and volume gains partially offset by the impact of the shorter reporting period. The three percent increase in bottler case sales, on top of an eight percent gain last year, reflected solid growth in both our core brands and alternative beverages. However, the key driver of the growth was packaging news led by the 20 oz. plastic bottle and the 24-can Cube package. As a result, we achieved market share gains in our major bottle and can channels. Alternative beverages grew 18 percent, primarily due to double-digit growth in our single-serve Lipton Tea products and in All Sport. For the second consecutive year, Lipton was the market share leader, with a 40 percent share in single-serve teas in supermarkets.

Despite the robust growth in sales, U.S. beverage profits increased only one percent due, in part, to the shorter reporting period. Included in the quarter was spending on strategic volume-building initiatives, like preparing to take our Mug Root Beer brand national, as well as investments made to add new accounts like Circle K, Jack-In-the-Box and Toys "R" Us.

International sales growth in the fourth quarter primarily was driven by volume. Systemwide, the gain in bottler case sales was particularly impressive on top of the 11 percent growth achieved in the fourth quarter of last year. Nearly 40 percent of the BCS growth this quarter comes from emerging markets in Eastern Europe, Central Asia, and India. In addition, Brazil, Venezuela and Thailand had particularly strong volume growth.

International beverage profits doubled in the quarter. Although this performance is very strong, profits would have increased 162 percent if not for the shorter reporting period. These excellent results come from lower advertising and marketing expenses and a gain on the sale of assets in Greece, as well as improved performances in Poland, Saudi Arabia, and Brazil. This performance was particularly powerful since Mexico, our largest profit contributor in 1994, continued to post lower volume and profits due to the adverse economic environment.


SNACK FOODS

                                 Summary of 1995 Ongoing Snack Food Results
                                                    ($MM)

                                          Q4                                                 FY
                    ------------------------------------------------     --------------------------------------------

                       Sales          Profits             Vol              Sales         Profits             Vol

------------------ -------- ------ -------- ------ ------------------- -------- ----- -------- ------ ------------------
                      $       %       $       %            %              $      %       $       %            %


------------------ -------- ------ -------- ------ ------------------- -------- ----- -------- ------ ------------------
U.S.                 1,669    4        347    6            9             5,495   10     1,132     10         11
------------------ -------- ------ -------- ------ ------------------- -------- ----- -------- ------ ------------------
                                                    Sweet     Salty                                    Sweet     Salty
------------------ -------- ------ -------- ------ --------- --------- -------- ----- -------- ------ --------- --------
Int'l.                 988  (13)       103   (9)      9         7        3,050   (6)      304   (14)     12       10
                       ---             ---                               -----            ---
------------------ -------- ------ -------- ------ --------- --------- -------- ----- -------- ------ --------- --------
      Total          2,657   (3)       450    3      N/A       N/A       8,545     3    1,436      4    N/A       N/A
------------------ -------- ------ -------- ------ --------- --------- -------- ----- -------- ------ --------- --------

[Note:  U.S. volume is measured in pounds; international volume in kilos.]

     "Our snack business also had a terrific year," said Mr. Calloway. "In the U.S. we achieved our second consecutive year of double-digit volume growth. We also posted double-digit profit gains while investing aggressively in several strategic initiatives - like the re-engineering of our distribution process and our joint venture with Sara Lee focused on single-serve baked goods.

"Outside the United States, our snack business showed great resilience despite the dramatic effect of the Mexican peso devaluation. In 1994, Mexico accounted for over 60 percent of our international snack profits, so overcoming a peso devaluation of about 50 percent was a major challenge. However, our snack businesses outside of Mexico grew profits more than 50 percent, led by strong gains in the U.K. and Brazil. This enabled us to end the year with international snack profits down only 14 percent - quite a remarkable feat."

Fourth Quarter
The growth in U.S. sales was led by volume gains, moderated by the impact of the shorter reporting period, and by increased pricing. Pound growth came from double-digit gains in Tostitos brand salsas and tortilla chips as well as in Rold Gold brand pretzels. The "Better For You" line of lowfat and no-fat products contributed about 70 percent of the growth in sales and nearly 40 percent of the growth in overall pound volume. Baked Lay's, which was rolled out nationally but was still unadvertised in the fourth quarter, contributed almost 25 percent of the total growth in "Better for You" volume. Margins were relatively consistent with prior year, as volume gains and lower marketplace investment spending in 1995 were largely offset by investments in distribution and system improvements.

International snack sales declined because of the adverse translation impact of the devalued Mexican peso, volume declines at Sabritas, our salty snack business in Mexico and the shorter reporting period. All of our other major businesses posted volume gains. The increase in salty snack volume was led by an almost 60 percent increase in Korea and a 34 percent increase in the Netherlands, both driven by successful in-bag promotions. Brazil grew volume almost 30 percent on top of an exceptional gain last year, capturing more than 50 percent of the market. Volume declines at Sabritas were significantly less than in the previous quarter. The growth in sweet snack volume reflected continued double-digit gains from our Mexican cookie business, Gamesa, and from Poland and France.

International margins improved modestly in the quarter as improved profitability in the U.K., Gamesa and Poland were partially offset by profit declines at Sabritas and global brand marketing investments.


RESTAURANTS

                                        Summary of 1995 Ongoing Restaurant Results
                                                        ($MM)

                                      Q4                                             FY
                    ----------------------------------------      -----------------------------------------
                        Sales           Profits         Vol          Sales         Profits         Vol
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
                       $       %       $        %        %         $        %        $      %        %
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
PH                    1,174     (1)      123     35          3     3,977       7      376    32           4
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
TB                    1,091     (2)      116     20        (5)     3,503       5      274     -         (4)
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
KFC                     555       8       32      -         14     1,722       5      103     2           7
                        ---               --                       -----              ---
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
Total U.S.            2,820       -      271     23        N/A     9,202       6      753    14         N/A
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- -----
Int'l                   676       5       27     50        N/A     2,126      16      114    61         N/A
                        ---               --                       -----              ---
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------
       Total          3,496       1      298     25        N/A    11,328       8      867    19         N/A
------------------- -------- ------ --------- ------ ---------- --------- ------- -------- ----- ----------

[Note:  U.S. volume growth is measured by same store sales.]

"In 1995, we made tremendous progress in reinvigorating our restaurants, a fact reflected very clearly in a 19 percent gain in ongoing profits and about a $500 million improvement in free cash," said Mr. Calloway.

"Early in the year we set out a new restaurant strategy focused on several major efforts, including leveraging our scale, relying more heavily on franchisees for system unit growth and upgrading our overall restaurant portfolio. Our goal was to return the business to solid double-digit profit growth.

"We've already made great strides. In international markets, we consolidated our concepts under one management team and, as a result, we will now report international restaurant financial results as one unit. We also took advantage of our scale in the U.S. and began the consolidation of the purchasing and accounting functions for our three major U.S. businesses. For the first time in many years, we offered franchisees the opportunity to take a greater role in our system development and significantly expand their existing markets, particularly in the U.S. As a result, we refranchised or licensed some 300 company-owned stores worldwide in 1995. We also upgraded our company-owned restaurant portfolio by closing about 300 stores we considered underperformers. These actions helped us reduce the proportion of company-owned stores worldwide by almost three percent in 1995. In addition, we provided for the cost of closing nearly 200 additional stores in 1996.

When you add it all up, we had a great year in restaurants and are clearly well on our way to achieving the goals we set for ourselves last year."

Fourth Quarter
Worldwide restaurant sales advanced only one percent largely because of the impact of having one less week in the reporting period. For example, in the U.S. sales would have been up about six percent for a comparable 16 week quarter. This increase reflects same store sales gains at KFC (U.S.) and Pizza Hut (U.S.) and the impact of new units at Taco Bell. The same store sales increase at KFC (U.S.) was driven by the extraordinary success of new products like Crispy Strips and Chicken Pot Pie. The same store sales gains at Pizza Hut (U.S.) reflected the continued benefits of the success of Stuffed Crust Pizza and Chicken Wings. International dollar sales growth was driven by new units, primarily Pizza Huts.

Worldwide profit growth primarily reflected the $56 million increase in refranchising gains net of store closures somewhat moderated by the effect of the shorter reporting period. The refranchising gains came primarily in the U.S. from Taco Bell and Pizza Hut and therefore, was a key factor in the U.S. profit growth in the quarter. The store closures occurred at all four business units, KFC, Pizza Hut, Taco Bell and PepsiCo Restaurants International. International profit growth was favorably affected by the lapping of a 1994 charge to consolidate our international restaurant concepts into one unit and by new stores. Excluding the impact of the shorter reporting period and the net refranchising activity, worldwide restaurant profits achieved a 12 percent growth rate.


OTHER ITEMS

1995
53rd Week
PepsiCo's fiscal year ends on the last Saturday in December and, as a result, a week is added to the fourth quarter and full year every five or six years. The extra week in 1994 is estimated to have increased 1994 full year and fourth quarter sales by $434 million and earnings by $0.04 per share. The attachments titled "Supplemental Schedule of Ongoing Operating Profit" indicate the impact this had on profit growth by segment for the quarter and full year.

Acquisition Dilution
Dilution from acquisitions in their first year of ownership reduced earnings per share by $0.03 and $0.04 in the quarter and full year, respectively.

Share Repurchases
During 1995, PepsiCo repurchased 12 million shares of its capital stock which represented one and one-half percent of the shares outstanding at the beginning of fiscal 1995. PepsiCo has continued to repurchase shares in 1996.

Capital Spending
Capital spending for the year was approximately $2.1 billion. This was slightly less than 1994 and reflects a reduction of approximately $300 million in restaurants and an increase of $200 million in snack foods.

1995 Accounting Change
As announced on January 9, 1996, PepsiCo adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), as of the beginning of the fourth quarter of 1995.
SFAS 121 was issued in March of 1995 and is required to be adopted by 1996.

SFAS 121, which had no cash impact, is a required accounting change in the method of determining and measuring impairment for long-lived assets used in the business. The new standard resulted in an initial, noncash charge in the fourth quarter of $384 million after-tax ($0.48 per share). The charge results from a change in the grouping of long-lived assets and is primarily related to our restaurant business. During the quarter, a decision was made to close some of the restaurants included in the charge. Of the $0.48 charge, approximately $0.06 is related to these stores. An additional $0.02 was recorded in the quarter for other costs to close these stores, primarily future lease obligations.

The SFAS 121 charge resulted in a noncash benefit to fourth quarter earnings of approximately $0.02 per share from reduced depreciation and amortization expense. There will also be a benefit from reduced depreciation and amortization in future years.

1994
BAESA Gain
PepsiCo recorded a one-time, noncash gain of $18 million ($17 million after-tax or $0.02 per share) resulting from a public offering of shares by BAESA, a franchised bottling affiliate in South America.

Accounting for Pension Assets
PepsiCo changed to a preferred method of accounting for pension plan assets in the determination of annual pension expense. The cumulative effect of this noncash item relating to years prior to 1994 was a credit of $38 million ($23 million after-tax or $0.03 per share).

Accounting for Postemployment Benefits
PepsiCo was required to adopt Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" (SFAS 112). The cumulative effect of adopting SFAS 112, an $84 million noncash charge ($55 million after-tax or $0.07 per share), principally represented estimated future severance costs related to services provided by employees prior to 1994.

                           PepsiCo, Inc. and Subsidiaries
                          Consolidated Statement of Income
                 (in millions except per share amounts, unaudited)
                                    16 Weeks       17 Weeks         % Change
                                      Ended          Ended         As       On-
                                    12/30/95       12/31/94       Rept'd   going
                                                     (a)                    (b)
Net Sales                           $9,251         $9,122            1       1

Costs and Expenses, net:
  Cost of sales                      4,562          4,413            3       3
  Selling, general and
   administrative expenses           3,609 (c)      3,707           (3)     (3)
  Amortization of intangible
   assets                              102             98            4       4
  Impairment of long-lived
   assets                              520 (d)          -           NM      NM
                                     -----          -----

Operating Profit                       458 (e)        904          (49)      8

  Interest expense                    (200)          (211)          (5)     (5)
  Interest income                       42             31           35      35
                                     -----          -----

Income Before Income Taxes             300            724          (59)     13

Provision for Income Taxes(f)          119            211          (44)     2
                                     -----          -----

Net Income                          $  181         $  513          (65)     10


Net Income Per Share                $ 0.22         $ 0.64          (66)      9


Average shares outstanding             807            801            1       1

NM   = Not  Meaningful.

NOTES:

(a) PepsiCo's fiscal year ends on the last Saturday in December and, as a result, a week is added every 5 or 6 years. The 17th week increased fourth quarter 1994 net sales by approximately $434 and earnings by approximately $54 ($35 after-tax or $0.04 per share). See Supplemental Schedules of Net Sales and Operating Profit and Ongoing Operating Profit.

(b)  Excludes the initial,  noncash  charge upon  adoption of SFAS 121. See Note
     (d).

(c) Includes a net gain of $51 ($28 after-tax or $0.03 per share) in 1995 from sales of restaurants in excess of the costs of closing other restaurants.

(d) Represents the initial, noncash charge ($384 after-tax or $0.48 per share) upon adoption of SFAS 121 as of the beginning of the fourth quarter which included $68 ($49 after-tax or $0.06 per share) related to restaurants for which closure decisions were made during the fourth quarter.

(e) As a result of the reduced carrying amount of certain long-lived assets to be held and used in the business, due to the SFAS 121 initial, noncash charge, depreciation and amortization expense was reduced by $21 ($15 after-tax or $0.02 per share).

(f) The effective tax rates were 39.7% (31.1% Ongoing - see Note (b)) in 1995 and 29.1% in 1994.

                           PepsiCo, Inc. and Subsidiaries
              Supplemental Schedule of Net Sales and Operating Profit
                              (in millions, unaudited)

                     Net Sales                    Operating Profit/(Loss)
             16 Weeks   17 Weeks                16 Weeks    17 Weeks
              Ended      Ended       %           Ended       Ended        %
             12/30/95   12/31/94   Change       12/30/95    12/31/94    Change
                           (a)                     (b)           (a)

Beverages
-U.S.        $2,042        $1,951     5          $ 269          $266        1
-Int'l        1,056           988     7            (28)           17       NM
              -----         -----                  ---           ---
              3,098         2,939     5            241           283      (15)

Snack Foods
-U.S.         1,669         1,599     4            347           326        6
-Int'l          988         1,131   (13)            99           113      (12)
              -----                  ---           ---           ---
              2,657         2,730    (3)           446           439        2

Restaurants (c)
-U.S.         2,820         2,808     -            (31)          220       NM
-Int'l          676           645     5           (108)           18       NM
              -----         -----                  ---           ---
              3,496         3,453     1           (139)          238       NM

Total
-U.S.         6,531         6,358     3            585           812      (28)
-Int'l        2,720         2,764    (2)           (37)          148       NM
              -----         -----                  ---           ---
             $9,251        $9,122     1            548           960      (43)

Equity (Loss)/Income                               (22)            3       NM

Other Unallocated Expenses,
 net (d)                                           (68)          (59)      15
                                                   ---           ---

Operating Profit                                 $ 458          $904      (49)

Results by U.S. Restaurant Chain (e):

Pizza Hut    $1,174        $1,184    (1)         $  55          $ 91      (40)
Taco Bell     1,091         1,109    (2)           (53)           97       NM
KFC             555           515     8            (33)           32       NM
              -----         -----                   ---          ---
Total U.S.   $2,820        $2,808     -          $ (31)         $220       NM


NM = Not Meaningful.

NOTES:

(a) PepsiCo's fiscal year ends on the last Saturday in December and, as a result, a week is added every 5 or 6 years. The additional week in 1994 adversely affected the 1995 fourth quarter growth rate of each business segment's net sales by approximately five or six points. On a consolidated basis, net sales growth was adversely affected by approximately five points, although U.S. and international operations were adversely affected by six and four points, respectively. See Supplemental Schedule of Ongoing Operating Profit for the effect of the additional week on the growth rates of ongoing operating profit.

(b) Includes the initial, noncash charge upon adoption of SFAS 121. See Supplemental Schedule of Ongoing Operating Profit for the effect of the charge on each business segment and equity income and the growth rates for ongoing operating profit.

(c) Includes a net gain of $51 (Pizza Hut-$20, Taco Bell-$39, KFC-($5) and International-($3)) in 1995 from sales of restaurants in excess of the costs of closing other restaurants.

(d) Includes corporate headquarters expenses, minority interests, foreign exchange translation and transaction gains and losses and other items not allocated to the business segments.

(e) PepsiCo has historically provided results for each of its three major restaurant concepts (which included the results of other U.S. concepts managed by Taco Bell and Pizza Hut) on a worldwide basis. Beginning with the fourth quarter of 1995, PepsiCo has changed the presentation of the restaurant results to more closely reflect how we currently manage the business. Net sales and operating profit are now provided for each of PepsiCo's three major U.S. concepts (including the results of the other concepts managed by Taco Bell and Pizza Hut) and in total for the international restaurant operations. Previously reported amounts have been restated to conform to the current presentation.

                           PepsiCo, Inc. and Subsidiaries
                 Supplemental Schedule of Ongoing Operating Profit
                      For the 16 Weeks Ended December 30, 1995
                             ($ in millions, unaudited)

                  Operating Profit/(Loss)           Growth Rates vs. 1994
                             SFAS                                       Ongoing
                   As         121       On-       As        On-         Ex 17th
                  Rpt'd      Chrg      going     Rpt'd     going          Week
                             (a)                                           (b)
Beverages
-U.S.             $ 269      $  -      $  269       1          1          6
-Int'l              (28)       62          34      NM        100        162
                    ---        --         ---
                    241        62         303     (15)         7         14

Snack Foods
-U.S.               347         -         347       6          6         15
-Int'l               99         4         103     (12)        (9)        (6)
                    ---        --         ---
                    446         4         450       2          3          9

Restaurants
-U.S.               (31)      302         271      NM         23         36
-Int'l             (108)      135          27      NM         50         80
                   ----       ---         ---
                   (139)      437         298      NM         25         39

Total
-U.S.               585       302         887     (28)         9         17
-Int'l              (37)      201         164      NM         11         19
                    ---       ---       -----
                    548       503       1,051     (43)         9         18

Equity (Loss)/
Income              (22)       17          (5)     NM         NM         NM

Other Unallocated
 Expenses, net      (68)        -         (68)     15         15         17
                    ---       ---        -----

Operating
 Profit           $ 458      $520      $  978     (49)         8         17

Results by U.S. Restaurant Chain (c):

Pizza Hut         $  55      $ 68      $  123     (40)        35         46
Taco Bell           (53)      169(d)      116      NM         20         32
KFC                 (33)       65          32      NM          -         14
                   -----      ---         ---
Total U.S.        $ (31)     $302      $  271      NM         23         36


NM = Not Meaningful.

NOTES:

(a)  Represents the initial, noncash charge upon adoption of SFAS 121.

(b) PepsiCo's fiscal year ends on the last Saturday in December and, as a result, a week is added every 5 or 6 years. The estimated operating profit for the additional week in 1994 has been excluded in determining the growth rates.

(c) PepsiCo has historically provided results for each of its three major restaurant concepts (which included the results of other U.S. concepts managed by Taco Bell and Pizza Hut) on a worldwide basis. Beginning with the fourth quarter of 1995, PepsiCo has changed the presentation of the restaurant results to more closely reflect how we currently manage the business. Net sales and operating profit are now provided for each of PepsiCo's three major U.S. concepts (including the results of the other concepts managed by Taco Bell and Pizza Hut) and in total for the international restaurant operations. Previously reported amounts have been restated to conform to the current presentation.

(d) More than half of the Taco Bell charge is attributable to Hot 'n Now and Chevys.

                           PepsiCo, Inc. and Subsidiaries
                          Consolidated Statement of Income
                 (in millions except per share amounts, unaudited)
                                      52 Weeks     53 Weeks         % Change
                                        Ended        Ended         As       On-
                                      12/30/95     12/31/94       Rept'd   going
                                                     (a)                    (b)
Net Sales                             $30,421      $28,472           7       7

Costs and Expenses, net:
  Cost of sales                        14,886       13,715           9       9
  Selling, general and
   administrative expenses             11,712(c)    11,244           4       4
  Amortization of intangible
   assets                                 316          312           1       1
  Impairment of long-lived
   assets                                 520(d)         -          NM      NM
                                       -------      ------

Operating Profit                        2,987(e)     3,201          (7)     10

   Gain on stock offering
    by an affiliate                         -           18(f)       NM      NM
   Interest expense                      (682)        (645)          6       6
   Interest income                        127           90          41      41
                                       ------        ------

Income Before Income Taxes and
 Cumulative Effect of Accounting
  Changes                               2,432        2,664          (9)     12

Provision for Income Taxes (g)            826          880          (6)      9
                                       ------        ------

Income Before Cumulative Effect
 of Accounting Changes                  1,606        1,784         (10)     13

Cumulative Effect of Accounting
 Changes:
   Postemployment benefits (net
    of tax benefit of $29)                  -          (55)(h)      NM      NM
   Pension assets (net of
    tax expense of $15)                     -           23 (h)      NM      NM
                                       ------       ------

Net Income                            $ 1,606      $ 1,752          (8)     15

Income (Charge) Per Share:

 Before cumulative effect of
  accounting changes                     2.00         2.22         (10)     13

Cumulative effect of accounting
 changes:
   Postemployment benefits                  -        (0.07)(h)      NM      NM
   Pension assets                           -         0.03 (h)      NM      NM
                                       ------       ------

Net Income Per Share                  $  2.00      $  2.18          (8)     15

Average shares outstanding                804          804           -       -

NM = Not Meaningful.
                                        -15-

NOTES:

(a) PepsiCo's fiscal year ends on the last Saturday in December and, as a result, a week is added every 5 or 6 years. The 53rd week increased 1994 net sales by approximately $434 and earnings by approximately $54 ($35 after-tax or $0.04 per share). See Supplemental Schedules of Net Sales and Operating Profit and Ongoing Operating Profit.

(b)  Excludes the initial,  noncash  charge upon  adoption of SFAS 121 (see Note
     (d)) and the one-time, noncash BAESA gain (see Note (f)).

(c) Includes a net gain of $51 ($27 after-tax or $0.03 per share) in 1995 from sales of restaurants in excess of the costs of closing other restaurants.

(d) Represents the initial, noncash charge ($384 after-tax or $0.48 per share) upon adoption of SFAS 121 as of the beginning of the fourth quarter which included $68 ($49 after-tax or $0.06 per share) related to restaurants for which closure decisions were made during the fourth quarter.

(e) As a result of the reduced carrying amount of certain long-lived assets to be held and used in the business, due to the SFAS 121 initial, noncash charge, depreciation and amortization expense for the fourth quarter was reduced by $21 ($15 after-tax or $0.02 per share)

(f) Represents a one-time, noncash gain ($17 after-tax or $0.02 per share) arising from a public share offering by BAESA, a franchised bottling affiliate in South America.

(g) The effective tax rates were 34.0% (32.6% Ongoing - see Note (b)) in 1995 and 33.0% in 1994.

(h) Represents the cumulative effect of the required adoption of Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits," and a change to a preferable method of accounting for pension plan assets in the determination of pension expense. The cumulative effect of accounting changes represents the effect on years prior to 1994.

                           PepsiCo, Inc. and Subsidiaries
              Supplemental Schedule of Net Sales and Operating Profit
                              (in millions, unaudited)

                     Net Sales                    Operating Profit/(Loss)
             52 Weeks   53 Weeks                52 Weeks    53 Weeks
               Ended      Ended       %           Ended       Ended         %
             12/30/95   12/31/94    Change      12/30/95    12/31/94     Change
                           (a)                     (b)         (a)

Beverages
-U.S.         $ 6,977        $ 6,541   7          $1,145         $1,022     12
-Int'l          3,571          3,146  14             164            195    (16
               ------         ------               -----          -----
               10,548          9,687   9           1,309          1,217      8

Snack Foods
-U.S.           5,495          5,011  10           1,132          1,025     10
-Int'l          3,050          3,253  (6)            300            352    (15)
               ------         ------               -----          -----
                8,545          8,264   3           1,432          1,377      4

Restaurants (c)
-U.S.           9,202          8,694   6             451            659    (32)
-Int'l          2,126          1,827  16             (21)            71     NM
               ------         ------               -----          -----
               11,328         10,521   8             430            730    (41)

Total
-U.S.          21,674         20,246   7           2,728          2,706      1
-Int'l          8,747          8,226   6             443            618    (28)
               ------         ------               -----          -----
              $30,421        $28,472   7           3,171          3,324     (5)

Equity (Loss)/Income                                  (3)            38     NM

Other Unallocated Expenses,
 net (d)                                            (181)          (161)    12
                                                   -----          -----
Operating Profit                                  $2,987         $3,201     (7)

Results by U.S. Restaurant Chain (e):

Pizza Hut     $ 3,977        $ 3,712   7          $  308         $  285      8
Taco Bell       3,503          3,340   5             105            273    (62)
KFC             1,722          1,642   5              38            101    (62)
               ------         ------               -----          -----
Total
 U.S.         $ 9,202        $ 8,694   6          $  451         $  659    (32)


NM = Not Meaningful.

NOTES:

(a) PepsiCo's fiscal year ends on the last Saturday in December and, as a result, a week is added every 5 or 6 years. The additional week in 1994 adversely affected the 1995 growth rate of each business segment's net sales by approximately one or two points. Consolidated net sales growth was adversely affected by approximately two points, as were U.S. and international operations. See Supplemental Schedule of Ongoing Operating Profit for the effect of the additional week on the growth rates of ongoing operating profit.

(b) Includes the initial, noncash charge upon adoption of SFAS 121. See Supplemental Schedule of Ongoing Operating Profit for the effect of the charge on each business segment and equity income and the growth rates for ongoing profit.

(c) Includes a net gain of $51 (Pizza Hut-$24, Taco Bell-$38, KFC-($7) and International-($4)) in 1995 from sales of restaurants in excess of the costs of closing other restaurants.

(d) Includes corporate headquarters expenses, minority interests, foreign exchange translation and transaction gains and losses and other items not allocated to the business segments.

(e) PepsiCo has historically provided results for each of its three major restaurant concepts (which included the results of other U.S. concepts managed by Taco Bell and Pizza Hut) on a worldwide basis. Beginning with the fourth quarter of 1995, PepsiCo has changed the presentation of the restaurant results to more closely reflect how we currently manage the business. Net sales and operating profit are now provided for each of PepsiCo's three major U.S. concepts (including the results of the other concepts managed by Taco Bell and Pizza Hut) and in total for the international restaurant operations. Previously reported amounts have been restated to conform to the current presentation.

                           PepsiCo, Inc. and Subsidiaries
                 Supplemental Schedule of Ongoing Operating Profit
                      For the 52 Weeks Ended December 30, 1995
                             ($ in millions, unaudited)

                  Operating Profit/(Loss)             Growth Rates vs. 1994
                             SFAS                                       Ongoing
                   As         121       On-       As        On-         Ex 53rd
                  Rpt'd      Chrg      going     Rpt'd     going          Week
                              (a)                                          (b)

Beverages
-U.S.             $1,145         -     $1,145       12       12          13
-Int'l               164        62        226      (16)      16          18
                   -----     -----      -----
                   1,309        62      1,371        8       13          14

Snack Foods
-U.S.              1,132         -      1,132       10       10          13
-Int'l               300         4        304      (15)     (14)        (13)
                   -----     -----      -----
                   1,432         4      1,436        4        4           6

Restaurants
-U.S.                451       302        753      (32)      14          18
-Int'l               (21)      135        114       NM       61          6
                   -----     -----      -----
                     430       437        867      (41)      19          23

Total
-U.S.              2,728       302      3,030        1       12          14
-Int'l               443       201        644      (28)       4           6
                   -----     -----      -----
                   3,171       503      3,674       (5)      11          13

Equity (Loss)/
Income                (3)       17         14       NM      (63)        (63)

Other Unallocated
 Expenses, net      (181)        -       (181)      12       12          13
                   -----     -----      -----
Operating
 Profit           $2,987     $ 520     $3,507       (7)      10          11

Results by U.S. Restaurant Chain (c):

Pizza Hut         $  308     $  68     $  376        8       32          35
Taco Bell            105       169(d)     274      (62)       -           4
KFC                   38        65        103      (62)       2           6
                   -----     -----      -----
Total U.S.        $  451     $ 302     $  753      (32)      14          18


NM = Not Meaningful.

NOTES:

(a)  Represents the initial, noncash charge upon adoption of SFAS 121.

(b) PepsiCo's fiscal year ends on the last Saturday in December and, as a result, a week is added every 5 or 6 years. The estimated operating profit for the additional week in 1994 has been excluded in determining the growth rates.

(c) PepsiCo has historically provided results for each of its three major restaurant concepts (which included the results of other U.S. concepts managed by Taco Bell and Pizza Hut) on a worldwide basis. Beginning with the fourth quarter of 1995, PepsiCo has changed the presentation of the restaurant results to more closely reflect how we currently manage the business. Net sales and operating profit are now provided for each of PepsiCo's three major U.S. concepts (including the results of the other concepts managed by Taco Bell and Pizza Hut) and in total for the international restaurant operations. Previously reported amounts have been restated to conform to the current presentation.

(d) More than half of the Taco Bell charge is attributable to Hot 'n Now and Chevys.